UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Nuleaf Tech Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
03/13/2017

Physical address of issuer
10260 Stonydale Drive, Cupertino, CA, USA 95014

Website of issuer
https://www.nuleaftech.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
24,692

Price (or method for determining price)
$1.0125

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$650,000

Deadline to reach the target offering amount
October 26, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$23,702	$0
Cash & Cash Equivalents	$23,702	$0
Accounts Receivable	$0	$0
Short-term Debt	$102,394	$0
Long-term Debt	$0	$0
Revenues/Sales	$233	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(78,892)	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
August 23rd, 2018

Nuleaf Tech Inc.



Up to $650,000 of Preferred Stock

Nuleaf Tech Inc. ("Nuleaf Tech", the "Company," "we," "us", or "our"), is offering up to $650,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by October 26, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by October 26, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $650,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to October 26, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.seedinvest.com/nuleaf.tech.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/nuleaf.tech

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this

Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Nuleaf Tech Inc. is a Delaware C-Corporation, formed on 03/13/2017.

The Company is located at 10260 Stonydale Drive, Cupertino, CA, USA 95014.

The Company's website is https://www.nuleaftech.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/nuleaf.tech and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$650,000
Purchase price per Security	$1.0125
Minimum investment amount per investor	$1,000
Offering deadline	October 26, 2018
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 9 and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage

companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of approximately $78,892 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for NuLeaf to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the water treatment & recycling space.

The Company may not have accurately forecast demand for its product. The company may need to start closing a significant number of customers in order to reach its sales goals.

There is the risk that the company will fail to execute on sales opportunities or not identify enough potential customers given its current success rate. The company may struggle to convert its pipeline into paying customers.

NuLeaf has not sold any products to breweries or otherwise. Although the Company believes that they are targeting a need in the water market - the need for small-scale but expandable water treatment - starting with craft beer, an industry that can be heavily hindered by water costs, the Company may find it difficult to grow its business or to survive if its actual market is smaller than expected.

As NuLeaf is pre revenue, they also have a limited pipeline of potential customers. Because of this, there is limited insight into future revenue potential until they can begin to heavily market and negotiate with potential customers. This will most likely not happen until later 2018 and early 2019.

Management at NuLeaf has limited industry experience. Because of this, the team will have to heavily rely on advisors to navigate difficult and challenging business situations that are presented to early stage companies.

Nuleaf has conducted related party transactions and has a conflict of interest with SeedInvest. See details in page 19 of the Form C.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their

investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 95.30% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Bioinspired water systems made easy for a healthier world.

Business Plan
As a B2B business, our main first focus over the next 3-5 years is privately owned breweries in the Pacific Northwest and Colorado. Our revenue comes from a mixture of services including the NuTree units and product accessories that create long-lasting relationships with customers. Our services will include wastewater consultations, construction, maintenance, and repair. Product accessories include, but are not limited to, customized aesthetics, plant nets for our vertical farming attachment, bacterial inoculation packets, and plant nutrient packets. We plan to fully launch our pilot program by mid-2019 and make our modular systems scalable by late 2019/early 2020.

Although the base technology will be the same, NuTree units can be easily adapted for each market we intend to enter. In addition to our NuTree Brewing unit we are also working on a NuTree Garden. The NuTree Garden is a smaller, cost efficient at-home vertical farming garden complete with our water recycling technology. We can also incorporate aquaponics into a full-size NuTree or a NuTree Garden; this is already of interest for our brewers and a good stepping stone into urban farming. The NuTree Bonsai is an additional product that is a desk-top aquaponics unit that also incorporates vertical farming.

Revenue from NuTree Bonsai, NuTree Garden, and NuTree Brewing units will help to finance current operations and eventually the expansion into other states for breweries and future markets. Future plans for our tech in the next five years include smaller sizes, increased crop yield, increased power output, potable water, and sensors & displays for water characteristics. Our NuLeaf team continues to plan for lower production costs for our systems with in-house electrode production, industrial lumber tools, and a plastic mold for our spiral shape.

The Company's Products and/or Services

A single NuTree unit stands under a 2.5m^2 basin, is about 2 meters tall, and can treat about 300 gallons/day, roughly an average household's water usage. It combines three established and accelerating technologies: engineered wetlands, microbial fuel cells, and vertical hydroponic farming. Our novelty (and US provisional patent) is in combining these three technologies.
Our water treatment starts when polluted, dirty water enters the engineered wetland basin. Invented in the 1950s, engineered wetlands are constructed ecosystems that use naturally occurring plants and microbes to clean wastewater in applications ranging from municipalities to agriculture to coal mines. These processes not only detoxify the wastewater, they transform the waste into nutrient-rich water resulting in food for other plants and microbes.
Next, the water passes to our microbial fuel cells (MFCs). Invented in the 1930s, MFCs use the electrogenic metabolism of wetland microbes to create electricity. This is used to power our system.
After passing through the MFCs, the water is pumped up the center pipe to the top of the system. The water then flows down the spiral, which is a vertical hydroponic farming attachment.
Present in prehistoric times, hydroponic farming is the process of growing plants in a liquid medium without soil. It increases crop yield and reduces water usage. The uptake of nutrients in both the fuel cells and the farming attachment make the water even cleaner. Once cleaned, the water can then be recirculated back into the system or piped off for reuse.

Competition

Water treatment has remained largely unchanged for over a hundred years, resulting in effective water treatment only being available at scale. Small-scale water treatment is largely in the research stage. Municipal treatment plants are the standard. A single plant can take up to 3 million square feet, cost millions in construction and annual operation, and produce foul odor. Septic tanks are a common smaller-scale option, yet don't even treat the water. Large or small, far too few recycling initiatives exist.
In the brewery market, our competition is Air Diffusion Systems, Cambrian Innovation, ClearBlu, Ecoethic, and Ecosense. They all use heavy-duty mechanical devices. The first three build large treatment plants that are only practical for the largest breweries. ClearBlu and Cambrian's "smaller" option are still relatively large, with

Cambrian's being a modular shipping container. Ecoethic and Ecosense, which have the smallest options, still start at a $100k - $200k price point. Other "smaller" wastewater cluster systems for breweries can start at around $490,000. Ecoethic also has a modular option but it is still a large, rectangular box that towers over a tall man. Cambrian offers water recycling and creation of bioenergy, but none of the options offer microgreens.

By combining biomimicry with accelerating technologies, NuLeaf primary advantage is effective treatment at a lower price point, smaller size, and modular units with all the perks of green design. A small brewery might need 1-2 of our units and, at under $10k, they are a fraction of the cost of available treatment. The NuTree can reduce breweries' water fees by 50% or more and in some areas provide an ROI of less than one year to turn water pain into growth.

Customer Base

As a B2B business, our main focus is privately owned breweries in the Pacific Northwest and Colorado for the next 3-5 years.

Though our entry market is craft beer, our product's powerful treatment system, ease of use, affordability, and flexible size makes it a viable option for most industries or consumers looking for customizable water treatment and recycling. We can provide treatment in neglected areas in all major sectors. We can corner at least $1-1.5 billion of the $92 billion water treatment & recycling markets and eventually tap into the $12.6 billion and $1.5 billion water recycling and vertical farming market.

Intellectual Property

The Company is dependent on the following intellectual property:
The Company has filed a provisional patent on August 7, 2017. The provisional patent covers the combination of our three technologies - engineered wetlands, microbial fuel cells, and hydroponic vertical farming. The Company then filed a patent (Patent #16/057,597; PRECISION POSITION TRACKING DEVICE), which is Undergoing Preexam Processing as of August, 2018.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.58% of the proceeds, or $31,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.92% of the proceeds, or $58,000, towards offering expenses

aThe proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Logistics	25	20	20
Salaries	19	19	17
Marketing	11	11	13
Product/Tech	45	40	31
Runway	0	10	19

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Rachel Major	CEO	Part-time/Full-time student and part-time/full-time in industry. Studied engineering and material science. Lab Tech at Coherent, Inc - worked in the metallurgical lab and helped create a new database for reports. Intern and ICG Project Lead at ASL at NASA Ames - organizing and managing teams for their Demo lab and collaborating with Foothill College, Co-founder/CEO of NuLeaf Tech - organizational, managerial, financial, and legal duties for NuLeaf. Also assist with marketing, sales, and tech.
Ari Ochoa	CTO	Full-time/part time student and part-time/full-time in industry. Studied biology and microbiology. Team Leader → Team manager of Photobiology team under ASL at NASA Ames group. Organized and managed team projects for the plant microbial fuel cells. CTO and Co-founder for NuLeaf Tech - executes tech designs and manages tech tasks. Assist with sales and other managerial duties.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	1,000,000	Yes	32.6	45	
Common Stock	1,000,000	Yes	32.6	45	
Common Stock - ESOP	32,914	None	1.07	1.5	
Common Stock	32,914	None	1.07	1.5	

- ESOP				
Common Stock - ESOP	32,914	None	1.07	1.5

The Company has issued certain Accelerator Agreements for Equity (ACE) (the "Convertible Instruments") in the aggregate principal amount of $110,00.00. Such Convertible Instruments shall be converted into 203,703 shares of Series Seed 2 Preferred Stock at the Closing of this Combined Offering at a purchase price of $0.54 per share.

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	Rachel Major	1232	Per annum rate of 2.05%., compounding annually.	No payments of principal or interest rates are due until April 1, 2026	None	April 1, 2026	Signed 3/13/17.
Loan	Ariel Garsh-Ochoa	1175	Per annum rate of 2.05%., compounding annually.	No payments of principal or interest rates are due until April 1, 2026	None	April 1, 2026	Signed 3/13/17
Payment Plan	Imperium Patent Works, LLP	1875	These charges include interest and any charges that may apply.	Monthly payment of $625 due until Nov 7th, 2018	None	Nov 7th, 2018	Signed 8/8/18

Ownership
Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and Class of Securities Held	Percentage Owned Prior to Offering
Rachel Major	1,000,000	45%
Ari Ochoa	1,000,000	45%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

NuLeaf Tech, Inc., a Delaware C-Corporation ("the Company"), was formed on March 13, 2017 and has had start-up operations since inception. The Company is headquartered in Cupertino, California. NuLeaf Tech creates bioinspired solutions that make water treatment accessible from rural to urban applications. Their product, the NuTree is a compact and scalable self-powered water recycling device that uses plants and microbes to treat and recycle wastewater.

The Company has incurred losses from inception of approximately $78,892 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $14,669.70 in cash on hand as of July 31st, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $2,250,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible

assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-sesd SOSV	April 11, 2017	Regulation D	Preferred	185,185	RebelBio participation, Research and Development, Travel and events, Business Logistics, Professional Services, and Sales/Marketing.
Pre-seed JD	July 2, 2018	Regulation D	Preferred	18,518	Research and Development, Business Logistics, Professional Services, Sales/Marketing, travel & events..

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
• greater information and inspection rights
• if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
• a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series Seed Preferred Stock

At the Closing of this Combined Offering, the Company will issue (i) Series Seed 1 Preferred Stock to all new purchasers in this Combined Offering at an original issue price of $1.0125 per share and (ii) Series Seed 2 Preferred Stock to holders of those certain converting Convertible Instruments described above at an original issue price of $0.54 per share. The Series Seed 1 Preferred Stock and Series Seed 2 Preferred Stock shall have identical rights, privileges, and provisions, other than differing original issue prices for the purpose of determining distributions at liquidation and conversion into Common Stock, as described in the Company's Certificate of Incorporation.

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company, as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1x the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets,

or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family

member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company has related party advances from both Rachel Major and Ari Ochoa that has an annual interest rate of 2.05%. No payment of interest or principal is due until March 12, 2026. The advances are strictly to provide funds to the Company for operations. As of December 31, 2017, the Company had $2,394 in related party advances.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:
The Company engaged an employee at SeedInvest to help redesign the pitch deck included in this offering for $1,500.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Rachel Major
_____
(Signature)

Rachel Major
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Rachel Major
_____
(Signature)

Rachel Major
_____
(Name)

CEO
_____
(Title)

August 23th, 2018
_____
(Date)

/s/Ari Ochoa
_____
(Signature)

Ari Ochoa
_____
(Name)

CTO
_____
(Title)

August 23, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

NuLeaf Tech, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the Period of March 13, 2017 (inception) to December 31, 2017

TABLE OF CONTENTS



F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management
NuLeaf Tech, Inc.
Cupertino, California

We have reviewed the accompanying financial statements of NuLeaf Tech, Inc. (a Delaware Corporation), which comprise the balance sheet as of December 31, 2017, and the related statements of operation, members' equity (deficit) and cash flows for the period of March 13, 2017 (inception) through December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 4 of the financial statements, NuLeaf Tech, Inc. relies on outside sources to fund operations, and has incurred losses since inception. Accordingly, substantial doubt is raised about NuLeaf Tech, Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

June 1, 2018

NuLeaf Tech, Inc.
Balance Sheet
(unaudited)

ASSETS

	December 31, 2017
Current Assets:	
Cash	$ 23,702
Total current assets	23,702
Total Assets	$ 23,702

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Current liabilities	
Related party advances	$ 2,394
Convertible notes	100,000
Total current liabilities	102,394
Total liabilities	102,394
Commitments & contingencies	-
Stockholders' Equity:	
Common stock	200
Accumulated deficit	(78,892)
Total Stockholders' Equity	(78,692)
Total Liabilities & Stockholders' Equity	$ 23,702

NuLeaf Tech, Inc.
Statement of Operations
(unaudited)

	March 13, 2017 (Inception) through December 31, 2017
Revenue	$ 233
Gross income	233
Expenses:	
Logistics	6,029
Professional fees	2,407
RebelBio expenses	56,896
Stock compensation	200
Technology	6,700
Travel	8,284
Total operating expenses	80,516
Net loss from operations	(80,283)
Other income (expense)	
Other income	1,250
Foreign currency translation	141
Net loss before provision for income tax	(78,892)
Provision for income taxes	-
Net Loss	$ (78,892)

NuLeaf Tech, Inc.
Statement of Stockholders' Equity
(unaudited)
For the Period from March 13, 2017 (Inception) to December 31, 2017

	Common Stock		Accumulated	Total Stockholders'
	Shares	Amount	Deficit	Equity
Balance - March 13, 2017 (inception)	-	-	-	-
Stock Compensation	2,000,000	200		200
Net loss			(78,892)	(78,892)
Balance December 31, 2017	**2,000,000**	**200**	**(78,892)**	**(78,692)**

5

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

NuLeaf Tech, Inc.
Statement of Cash Flows
(unaudited)

	March 13, 2017 (Inception) through December 31, 2017
Cash flows from operating activities:	
Net loss	$ (78,892)
Adjustments to reconcile net loss to net cash used by operating activities:	
Stock based compensation	200
Net cash used by operating activities	(78,692)
Cash flows from financing activities:	
Proceeds from officer advance	2,394
Proceeds from issuance of convertible notes	100,000
Net cash provided by financing activities	102,394
Net increase in cash	23,702
Cash at beginning of period	-
Cash at end of period	$ 23,702
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -

For the period March 13, 2017 (Inception) to December 31, 2017

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature and Continuance of Operations

NuLeaf Tech, Inc., a Delaware C-Corporation ("the Company"), was formed on March 13, 2017 and has had start-up operations since inception. The Company is headquartered in Cupertino, California.

NuLeaf Tech creates bioinspired solutions that make water treatment accessible from rural to urban applications. Their product, the NuTree is a compact and scalable self-powered water recycling device that uses plants and microbes to treat and recycle wastewater.

The Company's year-end is December 31.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognitions

The Company recognizes revenue from purchases of its product when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured. In general, revenue is recognized when subscriptions and services are sold, net of any applicable discounts. There was $233 in consulting revenue for the period under review .

For the period March 13, 2017 (Inception) to December 31, 2017

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company asses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by

available tax benefits not expected to be realized in the immediate future.

The Company accounts for federal income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years. It also accounts for state income taxes based on the provisions promulgated by the state of California. The Company has not yet filed their income tax return for their first year of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2017, the Company had $23,702 in cash.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures.

There have also been a number of issued ASUs to amend authoritative guidance, including those above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

NOTE 2 – CONVERTIBLE NOTE

In April of 2017, the Company entered into an Accelerator Contract for Equity (ACE agreement) in which the investor provided $100,000 in cash towards the Company. Upon the anniversary date of the agreement, the investor, at the investor's sole discretion, may elect to do any of the following:

a) Convert all or any of the investment to common stock representing 8% of the capital stock; or
b) Require the Company to repay the investment; or
c) Agree to continue the ACE agreement and review the arrangement on the date being 12 months after the Anniversary Date or the Next Anniversary Date as applicable.

NOTE 3 – STOCKHOLDERS' EQUITY

In 2017, the Company issued 2,000,000 shares of common stock at $0.0001 per share for a total of $200.

NOTE 4 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $78,892 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales.

There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has related party advances from both Rachel Major and Ari Ochoa that has an annual interest rate of 2.05%. No payment of interest or principal is due until March 12, 2026. The advances are strictly to provide funds to the Company for operations. As of December 31, 2017, the Company had $2,394 in related party advances.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated events from December 31, 2017 through June 1, 2018, the date these financial statements were available to be issued, and has determined that there are no subsequent events.

EXHIBIT C
PDF of SI Website



NULEAF TECH
Bio-inspired water solutions for a healthier world
Investor Deck — Summer 2018

This presentation contains offering materials prepared solely by NuLeaf Tech Inc. without the
Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain
statements and information relating to, among other things, the company, its business plan and
industry. These statements reflect management's current views with respect to future events based
currently available and are subject to risks and uncertainties that could cause the company's actual
materially. Investors are cautioned not to place undue reliance on these forward-looking statements
meant for illustrative purposes and they do not represent guarantees of future results, levels of
performance, or achievements, all of which cannot be made. Moreover, no person nor any other
assumes responsibility for the accuracy and completeness of forward-looking statements, and is
update any such statements to conform them to actual results.

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Bio-inspired water recycling systems made easy for a healthier world.

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NuLeaf Tech Inc. is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by NuLeaf Tech Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- One patent pending that covers our combination of three technologies (engineered wetlands, microbial fuel cells, and hydroponic farming).
- Two breweries have signed letters of intent for our pilot program in the UK and California.
- Winner of 4 awards in the US and Europe, including PitchFest at the 2018 conference for the European Forum of Industrial Biotechnology (EFIB) and VERGE 2018.
- One successful prototype and the second is nearing completion. Our first prototype combined our base technologies. Our second prototype combines our technologies in a vertical orientation with our aesthetic NuTree design.
- Completed RebelBio 2017, a life sciences accelerator owned by SOSV, and received investment from SOSV.

Fundraise Highlights

- Total Round Size: US $650,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $2,250,000
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

Water is life. Water is everything. NuLeaf is building a healthier, more sustainable world by unlocking the power of recycled water.

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Problem

Effective water treatment is primarily available at a large scale. With this lack of agility, it is little wonder that over 80% of the world's water is not adequately treated and less than 1% is recycled. Humanity's mismanagement of this keystone resource will make water one of the most impactful societal problems in the next decade according to the World Economic Forum. In the face of this looming scarcity, there is a lack of easy to use, modular, and affordable technology that can truly treat and recycle water at any scale. Not giving people and industries control of their water can and already is creating intense, unprecedented, and cascading pressure on our aging infrastructure.

Solution

The NuTree provides water systems at any scale that remove over 90% of contaminants. It boasts compact but modular units that expand cheaply and with ease to match the higher-volume needs of residents and industries alike. NuTree's no-fuss, low maintenance, and odorless design is projected to cost under $10k. The system recycles water for reuse (cleaning, irrigation, etc.), recycles nutrients for microgreens in a vertical farming attachment, and creates bioenergy to make the system self-powered. All of this is achieved in a high-tech garden that uses naturally occurring plants and microbes.

Success to Date

We have two breweries with signed letters of intent for our pilot program in California and Scotland and are waiting on the acceptance of our Zero Waste Scotland grant before continuing work there. We also have two letters of support from award-winning wineries and craft breweries. We are in negotiations with two other California breweries for our pilot program. They have signed letters of intent. We have generated early revenue both through wastewater consultations and our pilot program. Our #ThirstyThursday and #BrewersSpotlight marketing campaigns have gained the attention of sustainably-minded breweries around Silicon Valley and Northern California.

"This tech seems too good to be true…it could be a game-changer for us." - Donald Cramb, Head Brewer and Co-owner at Steel Bonnet Brewing Company

"What they're doing is groundbreaking. It will be a breakthrough in business' pursuit for the circular economy" - Mark Hazell, Head Brewer and Co-owner at Jaw Brew

"This is one of the most exciting potential innovations in craft brewing sustainability I've ever seen. Why haven't we always done this?" - Chris Crowell, editor and co-founder of Craft Brewing Business

"A brilliant industrial biology approach to wastewater treatment that suits the needs of our new generation in a different approach to resource recovery and treatment. A real example of biomimicry in action" - Peter Murphy, founding director of UK Water Ltd

*Disclaimer: The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Product & Service

Technology

A single NuTree unit stands under a 2.5m^2 basin, is about 2 meters tall, and can treat about 300 gallons/day, roughly an average household's water usage. It combines three established and accelerating technologies: engineered wetlands, microbial fuel cells, and vertical hydroponic farming. Our novelty (and US provisional patent) is in combining these three technologies.

Our water treatment starts when polluted, dirty water enters the engineered wetland basin. Invented in the 1950s, engineered wetlands are constructed ecosystems that use naturally occurring plants and microbes to clean wastewater in applications ranging from municipalities to agriculture to coal mines. These processes not only detoxify the wastewater, they transform the waste into nutrient-rich water resulting in food for other plants and microbes.

Next, the water passes to our microbial fuel cells (MFCs). Invented in the 1930s, MFCs use the electrogenic metabolism of wetland microbes to create electricity. This is used to power our system.

After passing through the MFCs, the water is pumped up the center pipe to the top of the system. The water then flows down the spiral, which is a vertical hydroponic farming attachment.

Present in prehistoric times, hydroponic farming is the process of growing plants in a liquid medium without soil. It increases crop yield and reduces water usage. The uptake of nutrients in both the fuel cells and the farming attachment make the water even cleaner. Once cleaned, the water can then be recirculated back into the system or piped off for reuse.

Business Plan

As a B2B business, our main first focus over the next 3-5 years is privately owned breweries in the Pacific Northwest and Colorado. Our revenue comes from a mixture of services including the NuTree units and product accessories that create long-lasting relationships with customers. Our services will include wastewater consultations, construction, maintenance, and repair. Product accessories include, but are not limited to, customized aesthetics, plant nets for our vertical farming attachment, bacterial inoculation packets, and plant nutrient packets. We plan to fully launch our pilot program by mid-2019 and make our modular systems scalable by late 2019/early 2020.

Although the base technology will be the same, NuTree units can be easily adapted for each market we intend to enter. In addition to our NuTree Brewing unit we are also working on a NuTree Garden. The NuTree Garden is a smaller, cost efficient at-home vertical farming garden complete with our water recycling technology. We can also incorporate aquaponics into a full-size NuTree or a NuTree Garden; this is already of interest for our brewers and a good stepping stone into urban farming.

Revenue from NuTree Garden and NuTree Brewing units will help finance expansion into other states and markets. Future plans for our tech in the next five years include smaller sizes, increased crop yield, increased power output, potable water, and sensors & displays for water characteristics. Our NuLeaf team continues to plan for lower production costs for our systems with in-house electrode production, industrial lumber tools, and a plastic mold for our spiral shape.

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Artist Conception: NuTrees At Your Local Brewpub.

Wastewater treatment no longer has to be an expensive eyesore for these bustling businesses. Now microbreweries and brewpubs can have a cheaper water bills and add functional beauty to their space.

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Team Story

We aim to create a circular bioeconomy without waste or increased cost that fosters interconnectivity between nature, technology, and humanity by engineering bioinspired products that provide for the basic daily needs of industries and societies.

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Originally designed to be a 3-month project at NASA Ames, everything changed when people all over Silicon Valley wanted to get involved. From there NuLeaf Tech was born as an independent DIY biomimetic group. Our passion for this "side project" soon consumed our hearts, minds, and schedules. We were impatient about the lack of decentralized water solutions in the world and realized that our ideas were equally innovative and useful - the perfect recipe for a startup. Starting a business was a surprising turn in the lives of both founders, but we committed our persistence and grit to a product we believed in to build a healthier, more sustainable world.

Our biomimetic philosophy is a hinge for both our technology and the need for social change in remediating climate change. Nature is completely interconnected and not bound by the human-made silos of science (and other) disciplines. Our technology provides strategies that can help eliminate waste, improve resource scarcity as well as connect industries -- and people -- that are seemingly unrelated. Our success comes from our determined grit to commercialize nature-inspired solutions. Individual and societal empowerment is crucial for the future of sustainability, especially in parts of the world where inequality limits people's access to resources and information. Nature's untapped wealth of diverse, cooperative solutions, combined with human ingenuity, has the potential to reinvent our relationship with humanity, nature, and technology for the betterment of all.

Founders and Officers



Ari Ochoa
CTO AND CO-FOUNDER

Ari Ochoa, CTO and co-founder, has a degree in biology from Foothill College. He was one of the first people to join NuLeaf Tech and from the beginning was a leader for creating systems that cleaned water and created energy from wetland processes. A self-taught microbiologist, he is an avid homebrewer and is very familiar with the process of making beer as well as the craft beer industry's struggle with wastewater. He grew up next to the Bay Area wetlands and has a lifetime fascination with their ecosystems and, in addition to his engineering skills, has a love for plant life and likes to garden. He has also worked in construction and sales.



Rachel Major
CEO AND CO-FOUNDER

Rachel has degrees in biology and chemistry with a focus in environmental chemistry from Drexel University. She also has a certificate in management from Stanford University. She has studied physics and material science for fun. An avid tinkerer and writer, she has worked in geochemical and metallurgical engineering labs as well as content editor at the world's leading biomimetic consultancy. She brought the idea of bridging clean tech and biomimicry to NASA Ames, and from there created a DIY group and eventual start up. She also has a part-time job in wine sales at Ridge Vineyards, giving her a unique outlook in the hospitality and alcohol industry.

Q&A with the Founder

Q: Can you elaborate on your customer acquisition strategy and how you plan to scale? How are you going to grow this business exponentially?

NuLeaf Tech Inc.: We leverage social media with a unique focus on craft beer and sustainability while attending wine and brewing events. This has generated success by speaking organically with head brewers and growing a brewers network of referrals. The craft beer community is quite communal and inter-connected with a DIY, hands-on focus so an organic approach like this is quite attractive to most breweries. This also provides leverage into other addressable markets. However, for the first 3-5 years we will largely isolate ourselves to breweries in the Pacific Northwest and California. A vital reason to remain local is that part of our business plan requires on-site construction if desired, so driving down travel costs will be a key factor.

The product scales to higher wastewater volumes by hooking up several modular units together. The ability of the NuTree to treat a wide variety of waste combined with size flexibility and DIY building-block approach for assembly gives us the ability to solve a water pain in all major sectors and enter numerous B2B markets to generate a high volume of clients both large and small. The NuTree can also be used to supplement other water treatment plants, expanding its reach to large-scale players in these market segments even more. For manufacturing, the lumber, PVC, and Steel all require basic manufacturing processes with bulk materials to scale-up and cut down costs. The DIY building-block construction pieces that the NuTree is made of make it even easier to manufacture, distribute, and assemble.

Q: What is your CAC and LTV. What is being done to get CAC down and LTV up?

NuLeaf Tech Inc.: Currently CAC is $50-$300. Two breweries have signed up for our pilot program. Our organic approach through social media campaigns, blog pieces, and events have also lead to several ongoing negotiations for our pilot program. The $50-$300 figure is based off the cost of the events, trips, and/or thirsty thursday drinks needed for acquiring our pilot program participants. An increase in our sales and marketing budget with the next raise will increase our CAC to $1000-$1500 with the ability to market more aggressively, attend more events, and pay memberships to join local organizations that can expand our network. The LTV of a California microbrewery brewery with 3 NuTrees without expansion services would be $90,000-$110,000 over 10 years. CAC is high because we are establishing our brand, developing the NuTree prototype, and limiting the number of customers for the pilot program. With an interconnected brewery community, joining brewery memberships, and access to widespread events, CAC should continually be lowered. LTV will increase over time as customer's businesses grow, increasing their need for modular units as well as other services, and by offering additional accessories that will drive base price and maintenance services up.

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Q: Can you provide more color to your multiple revenue models?

NuLeaf Tech Inc.: Our revenue comes from a mixture of selling our NuTree products and services. Aesthetic accessories for the NuTree help to increase the cost and flexibility of the NuTree over time. Expandable modular systems, our services, and different accessories for the various NuTrees create a long-lasting relationship with the customers for steady revenue streams. In addition to brewery NuTrees, we are interested in aquaponic NuTrees, NuTree gardens, and a NuTree Mini. Jaw Brew has expressed interest in the aquaponic type of unit, and it matches well with the commitment to local resources many brewers have. This creates a next product that can be sold in tandem or separately to breweries or other hospitality establishments. We are a B2B business, so for the next 3 years we will focus on privately owned breweries and within 5 years we would expand create NuTrees modified for other industries like wineries and urban farming with a focus in California and the Pacific Northwest.

An aquaponics unit is also a natural next step into urban farming and green architecture as an easy to use, attractive way to add greenery and additional food in crowded cities. Along with this, the NuTree garden is a smaller Nutree that is designed to be a garden ornament that focuses on making water recycling for vertical farming easy. The NuTree mini is a desktop aquaponic fish tank that also focuses on water recycling and vertical farming. These are just a few examples of the diverse products that can spring from a base NuTree. Although the base technology will remain largely the same, each application (agriculture, urban farming, rural living) will need its own modifications and be an additional revenue streams.

Q: Can you please provide color on your product roadmap? Both future and historical (when things were launched) and what you plan to launch in the coming months?

NuLeaf Tech Inc.: Our technology has successfully cleaned water, grown crops, and created electricity. Our first system, a proof of concept that integrated aquaponics, was constructed in Ireland between July and September 2017. Our microbial fuel cells came online in February 2018 (they were not online in Ireland due to shipping complications). We are steadily improving output by putting them in stacks and playing with factors like electrode orientation. However, we consider getting MFCs up to a high enough level that they self-power the system to be one of the larger R&D portions of the NuTree and may not be ready for a year. In the meantime we are looking at making the system self-powered with other forms of renewable energy, like solar.

Our deadline to complete the first NuTree is the end of August 2018. The system has already demonstrated the rudimentary ability to clean water and grow crops. The NuTree will then be tested with homebrew wastewater which can have more contaminants than wastewater produced by a nano/micro brewery. Once construction is completed and the biological communities have had a few weeks to establish themselves. By the end of September or early October, the NuTree's ability to treat wastewater will be validated and ready for implementation in pilot breweries.

The first NuTree mini has already been constructed and we are currently waiting on nutrient levels to settle before putting fish into the tank. We will start construction of a second prototype by the end of August, and begin to sell units toward the end of September or October. Work on the NuTree Garden has begun. The aim of this is to complete construction of 1-2 NuTree gardens by mid-September and begin selling these units toward the end of fall. One of the NuTree gardens may be an aquaponics unit, especially if the Jaw Brew grant is successful and there is a high demand from brewers.

Our aim is to have 6 pilot program participants with 6-10 units running by mid 2019. Towards the end of 2019 to early 2020, we will begin transferring away from the pilot program with brewers and expand to full-priced units. Our aim is to have 1-3 of the pilot program participants also participate in getting a modular system upgrade in that time. Prototype modular systems will be complete by early and be available to brewery customers in September 2019. Full-priced modular systems will be available in early-mid 2020. Towards the end of this period we may begin building prototype units for urban farming applications and begin repeating the pilot program with a different market sector. Our focus for the next 3 years is breweries, so we will continue to hone our product for their use with additional boot strap revenue from NuTree Garden and NuTree Mini sales, but R&D for aquaponic and urban farming systems will continue and be released around the end of year 5 with a focus on the Pacific Northwest and California.

Q: Describe all Intellectual property.

NuLeaf Tech Inc.: Patent filed with patent pending status in August 2018. This patent covers the combination of the technologies of engineered wetlands, microbial fuel cells, and hydroponic farming in a vertical and modular design.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $650,000
Minimum investment:	US $1,000
Target Minimum:	US $300,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $1.0125
Pre-money valuation:	US $2,250,000
Option pool:	4.0%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Investor Proxy Agreement	All non-Major Purchasers will be subject to an Investor Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While NuLeaf Tech Inc. has set an overall target minimum of US $300,000 for the round, NuLeaf Tech Inc. must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to NuLeaf Tech Inc.'s Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Investor Perks

Investor perks are cumulative. For example, if you are a Rogue Wave investor you get all the perks from Whitewater Rapids down!

Flash Flood - $2,500+ : Customized beer growler and beer mug, reusable water bottle, t-shirt, and tote bag. Personalized letter of thanks from the NuLeaf team.

Riptide - $5,000+ : Grab lunch and spend a day brewing with the NuLeaf team at our workshop. If that's not your style, have a sit down dinner with us! (travel and accommodation not included)

Whitewater Rapids - $10,000+ : NuTree Mini that can serve as a desktop aquaponics (self-maintaining aquarium that also grows microgreens) unit. Complete with DIY parts to put the "tree" into whatever orientation you want!

Rogue Wave - $15,000+ : NuTree Mini + access to NuLeaf's annual plans with the opportunity to provide input.

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Tsunami - $25,000+ : NuTree Garden - a smaller NuTree that serves as a garden ornament and focuses on water recycling to make vertical farming easy! Access to quarterly plans with opportunity to provide input.

Cyclone - $50,000+ : NuTree Garden + Virtual or in-person day visit at NuLeaf's office with a sit-in for all meetings. (travel and accommodation not covered)

Poseidon - $100,000+ : Full-sized NuTree! If you only want a recirculating system to grow some yummy microgreens, ask about our aquaponic units.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of NuLeaf Tech Inc.'s prior rounds by year.

$2500000
$2250000
$2000000
$1750000
$1500000
$1250000
$1000000
Pre-Seed (Convertible)
Current Seed (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $100,000
Closed Date	Apr 8, 2017
Security Type	Convertible Note
Valuation Cap	US $1,200,000

Pre-Seed

Round Size	US $10,000
Closed Date	Jul 17, 2018
Security Type	Convertible Note
Valuation Cap	US $1,200,000

Financial Discussion

Operations

NuLeaf Tech, Inc., a Delaware C-Corporation ("the Company"), was formed on March 13, 2017 and has had start-up operations since inception. The Company is headquartered in Cupertino, California. NuLeaf Tech creates bioinspired solutions that make water treatment accessible from rural to urban applications. Their product, the NuTree is a compact and scalable self-powered water recycling device that uses plants and microbes to treat and recycle wastewater.

The Company has incurred losses from inception of approximately $78,892 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $14,669.70 in cash on hand as of July 31st, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

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$100
$80
$20
$0
2013
2014
2015
2016
2017
2018

This data is only calculated for US microbreweries and brewpubs. These are only the tiniest of breweries that produce under 15,000 barrels of beer a year - for reference Lagunitas does several million.

Market Overview

We provide water treatment to neglected areas in all major sectors - from craft beer to off grid living. We believe we can corner at least $1-1.5 billion of the $91.5 billion water treatment & recycling markets and eventually tap into the $12.2 billion and $1.5 billion water recycling and vertical farming market.

Market Landscape

We believe NuLeaf can corner $1-1.5 billion of the $91.5 billion wastewater treatment & recycling markets. The global water treatment market for municipalities and industry was $80 billion in 2016 and expected to be $90.8 billion by 2022. Industrial treatment is predicted to increase by 50% in 5 years, with food and beverage markets (like breweries) leading the way. The water recycling market was $12 billion in 2016 and expected to be $22.3 billion by 2022. Our beachhead market is craft beer, but future markets include urban farming, agriculture, municipalities, and off grid living.

Why craft beer as our entry market? Brewing creates large volumes of expensive to treat wastewater.

- Water can be as much as 15% of a brewery's operating expenses
- Available on site treatment starts at a $100-200k price point and is quite large
- Breweries pay over twice as much per gallon as other industries like pharmaceuticals, chemicals, dairy, etc.

Due to lack of affordable and compact treatment, this water pain disproportionately affects small to mid-sized breweries. Over 90% of US breweries (6,000+ breweries) fall into this category. For these breweries, water can cut into 30% of their profits, hindering their growth in a competitive industry.

Our entry market for US microbreweries and brewpubs (the tiniest of breweries)

- Across the US: 95 million
- California (our starting market): 23.2 million
- Oregon, Washington, and Colorado (expansion markets for the next 3 years): 16.5 million

95% of breweries produce 20% of the industries wastewater, so the total US brewery wastewater market is around 477 million.

We also match the brewer's ethos. Brewers understand that local flavors come from local resources, which has created a movement with many brewers already reducing water usage and promoting farm to table efforts.

Our next market is likely urban farming.

- Globally, vertical farming was a $1.5 billion market in 2016 and predicted to grow to $6.4 billion by 2023
- With nearly 70% of the world's population living in cities by 2050, limited, expensive land and a lack of skilled labor are the leading challenges for urban farming
- Aeroponic and aquaponic technologies are predicted to experience the most growth

These problems are resolved with our easy to use, affordable, self-reliant, and space conscious design that can also help increase green spaces. Further expansion will include agriculture, municipalities, and developing countries.

Competition

Water treatment has remained largely unchanged for over a hundred years, resulting in effective water treatment only being available at scale. Small-scale water treatment is largely in the research stage. Municipal treatment plants are the standard. A single plant can take up to 3 million square feet, cost millions in construction and annual operation, and produce foul odor. Septic tanks are a common smaller-scale option, yet don't even treat the water. Large or small, far too few recycling initiatives exist.

In the brewery market, our competition is Air Diffusion Systems, Cambrian Innovation, ClearBlu, Ecoethic, and Ecosense. They all use heavy-duty mechanical devices. The first three build large treatment plants that are only practical for the largest breweries. ClearBlu and Cambrian's "smaller" option are still relatively large, with Cambrian's being a modular shipping container. Ecoethic and Ecosense, which have the smallest options, still start at a $100k - $200k price point. Other "smaller" wastewater cluster systems for breweries can start at around $490,000. Ecoethic also has a modular option but it is still a large, rectangular box that towers over a tall man. Cambrian offers water recycling and creation of bioenergy, but none of the options offer microgreens.

By combining biomimicry with accelerating technologies, NuLeaf primary advantage is effective treatment at a lower price point, smaller size, and modular units with all the perks of green design. A small brewery might need 1-2 of our units and, at under $10k, they are a fraction of the cost of available treatment. The NuTree can reduce breweries' water fees by 50% or more and in some areas provide an ROI of less than one year to turn water pain into growth.

Risks and Disclosures

Risks Related to the Company's Business and Industry

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The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of approximately $78,892 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for NuLeaf to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the water treatment & recycling space.

The Company may not have accurately forecast demand for its product. The company may need to start closing a significant number of customers in order to reach its sales goals.

There is the risk that the company will fail to execute on sales opportunities or not identify enough potential customers given its current success rate. The company may struggle to convert its pipeline into paying customers.

NuLeaf has not sold any products to breweries or otherwise. Although the Company believes that they are targeting a need in the water market - the need for small-scale but expandable water treatment - starting with craft beer, an industry that can be heavily hindered by water costs, the Company may find it difficult to grow its business or to survive if its actual market is smaller than expected.

As NuLeaf is pre revenue, they also have a limited pipeline of potential customers. Because of this, there is limited insight into future revenue potential until they can begin to heavily market and negotiate with potential customers. This will most likely not happen until later 2018.

Management at NuLeaf has limited industry experience. Because of this, the team will have to heavily rely on advisors to navigate difficult and challenging business situations that are presented to early stage companies.

NuLeaf has conducted related party transactions and has a conflict of interest with SeedInvest. See details in page 19 of the Form C.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in NuLeaf Tech Inc.

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by NuLeaf Tech Inc.. Once NuLeaf Tech Inc. accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to NuLeaf Tech Inc. in exchange for your securities. At that point, you will be a proud owner in NuLeaf Tech Inc..

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, NuLeaf Tech Inc. has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now NuLeaf Tech Inc. does not plan to list these securities on a national exchange or another secondary market. At some point NuLeaf Tech Inc. may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when NuLeaf Tech Inc. either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is NuLeaf Tech Inc.'s fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the NuLeaf Tech Inc.'s Form C. The Form C includes important details about NuLeaf Tech Inc.'s fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

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EXHIBIT D
Investor Deck



NULEAF TECH

Bio-inspired water
solutions for a
healthier world

Investor Deck — Summer 2018

This presentation contains offering materials prepared solely by NuLeaf Tech Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Water is life.
Unlock the power of your recycled water.

Mission:

To empower communities and industries by engineering bioinspired products that provide the daily needs of society — local water, energy, and food — from recycled wastewater

Vision:

To create a circular bio-economy free of waste or poverty that fosters the interconnectivity of nature, technology, and humanity as a competitive edge — both socially and economically



NULEAF TECH

Every drop matters.

60% How much of the world the UN predicts will experience water scarcity by 2050

80% The world's water that is not adequately treated, causing widespread pollution

World Economic Forum predicts that water will be the #1 most impactful societal problem in the next decade

Current treatment options are only effective at scale, making them less than ideal



Treatment Plant

Huge, costly, and wasteful with unpleasant odor!



Red Beds

Cheaper and more pleasant but require a vast amount of space



Septic Tanks

Smaller, cheaper, but not effective or suitable for industry



These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

NULEAF TECH

Water is everything.
Take charge with the NuTree.



The NuTree provides the growing niche of underserved water users with a pragmatic, sustainable approach. Removing over 90% of contaminants, a single unit provides comprehensive treatment and recycling of over 300 gallons/day of wastewater without odor.

Specifics:

- One unit will cost around $7-10k and can treat 300 gallons/day

- Compact (2.5m² footprint) yet modular design for scalability

- Easy to operate and cheap to maintain and expandable for all levels of users

Benefits:

- Recycles water without odor in a self-powered, natural system

- Creates clean water and crops for additional value

- Attractive design increases branding and aesthetic



NULEAF TECH

How it works

Our marriage of these trusted, complimentary technologies is covered in our pending US provisional patent

While the microbes in the wetland do most of the cleaning, nutrient uptake by plants in the wetlands and digestion from the microbes in the MFCs all help to further remove contaminants from the water

3 Vertical farming

Water is pumped to the top and the nutrients feed our plants
The water can then be recirculated back into the system or piped off for reuse

2 Microbe-powered fuel cells

This water feeds the wetland microbes in our fuel cells.
Their metabolism creates electricity that help to power our system

1 Engineered wetlands

Dirty water enters our engineered wetland ecosystem.
Wetland microbes (which live on the plant roots)
transform the waste into nutrient-rich water



NULEAF TECH

Market size and entry

Total Market:
Primed to tap into the $91.5 billion water treatment and recycling market.
Future applications: urban farming, agriculture, municipalities, off grid living.

Market size of our four target states:

California	Colorado	Oregon	Washington	Across the U.S.
$23.5mm	**$6.8mm**	**$5.7mm**	**$4mm**	**$95mm**

This market is based on the **tiniest breweries** (microbreweries and brewpubs). **95%** of breweries make **20%** of the industry's wastewater. The total US brewery market is therefore **477 million.**

- Wastewater can be **15% of a brewery's OPEX**
- High water fees **can cut up to 30% of profits**
- Nearly 6,300 U.S. breweries are too small for on site water treatment

We can remove 90% of brewery wastewater contaminants, cutting their fees by 50% or more. In some places, the ROI can be less than a year.

Furthermore, we match the ethos of many craft breweries. Local flavors come from local resources, thus many brewers demonstrate a commitment to sustainability. They also seek to make a communal gathering place, which our aesthetic can fit into seamlessly.



Images are artist renditions of future product



These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

7



NULEAF TECH

We beat our competitors on price point, small size, and modularity with equally effective treatment while providing additional recycled resources in a device that not only adds to customer aesthetic but can expand as their business grows. The approachability and ease of use of our technology also allows us to fit in a niche that is difficult for these solutions to reach.

	NuLeaf	CAMBRIAN INNOVATION	BIOGILL	BRU CLEAN
Recycles	✓	✓	✗	✗
Easy O&M	✓	✗	✓	✓
Compact	✓	✗	✓	✓
Modular	✓	✓	✓	✗
Aesthetic Design	✓	✗	✗	✗

8

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

NULEAF TECH

Revenue model and market strategy



Products

Single unit — Under $10,000

Modular unit — (Single unit cost) x (# of units)

Home System for Vertical Farming — $3,000



Services: $120 / hour

Site and wastewater consultations

Construction, repair, and maintenance services

Maintenance fees based on customer's water bill

Target:

- High density areas with expensive fees
- Small to mid-sized craft breweries with sustainability efforts

Future:

- Optimizing modular units to scale and expand into other industrial settings
- Revenue - Accessories (lights, woodwork, bacterial inoculation packets for fuel cells, etc.)
- Make units smaller, increase crop yield, increase power output, create potable water, and scale manufacturing processes to cut down costs

Over 5 years, a brewery with 3 NuTrees in California would generate **$51k in profit**





NULEAF TECH

Traction and Timeline

Early Traction:

Brewery Pilot Program:

- Jaw Brew (signed letter of intent)
- Steel Bonnet (signed letter of intent)
- Faultline (negotiations)
- Fort point (negotiations)

Generated revenue via a consultation and our pilot program.

Current goals:

1. Begin homebrew wastewater testing for NuTree
2. Complete Jaw Brew grant to build two units
3. Research and development to increase power of MFCs
4. Find 3-6 craft beer partners for pilot program
5. Successfully close Seed round



Revenue
Revenue
2015
NASA Ames
Q3 2017
First System
Q3 2018
Vertical Systems
Q2 2019
Modular Systems
Q4 2019
Scale Up Systems



Active discussions represent current negotiations. Discussions or negotiations do not represent guarantees of future results, levels of activity, performance, or achievements. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

NULEAF TECH

Current round and projections

Use of funds:



- Runway 15%
- Salaries 17%
- Product Development 35%
- Marketing 13%
- Logistics 20%

Financial projections: Revenue per year

[in millions $]



These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



NULEAF TECH

The team: interdisciplinary mixture of skills for creative DIY biotech



Rachel Major — CEO & Co-Founder

Rachel has degrees in biology and chemistry with a focus in environmental chemistry from Drexel University and has studied physics and material science for fun. She has a certificate in management from Stanford University. An avid tinkerer and writer, she has worked in geochemical and metallurgical engineering labs as well as a content editor at the world's leading biomimetic consultancy. She brought the idea of bridging clean tech and biomimicry to NASA Ames, and from there created a DIY group and eventual start up. She also has a part-time job in wine sales at Ridge Vineyards, giving her a unique outlook in the hospitality and alcohol industry.



Ari Ochoa — CTO & Co-Founder

Ari has a degree in biology from Foothill College. He was one of the first people to join NuLeaf Tech and from the beginning was a leader for creating systems that cleaned water and created energy from wetland processes. A self-taught microbiologist, he is an avid homebrewer and is well familiar with the process of making beer as well as the craft beer industry's struggle with wastewater. He grew up next to the Bay Area wetlands and has a lifetime fascination with their ecosystems and, in addition to his engineering skills, has a love for plant life and likes to garden. He has also worked in construction and sales.



NULEAF TECH



Thank you

Better Solutions, Naturally

EXHIBIT E
Video Transcript

Exhibit E – Video Transcript

NuLeaf Tech Campaign
https://www.youtube.com/watch?v=cZd3d2_Llao&feature=youtu.be

00:02
NuLeaf began as a group of people that were impatient about the lack of water solutions in the world and we wanted to take biomimicry and biotech biology to new and greater heights. To not just be part of our health sciences or medicinal sciences, but to actually impact our infrastructure, our cities, and our products in very tangible ways.
00:26
[Text]
"Today, effective water treatment is primarily available at scale.
 NuLeaf creates easy to use, compact, powerful water treatment & recycling systems that can expand to fit any scale.
 All by using natural plants and microbes."
00:39
[Text]
"Water is life. Water is everything.
NuLeaf is building a healthier, more sustainable world by unlocking the power of recycled water.
Take control of your water with the NuTree."
00:48
[Text]
"Here's how it works:"
00:50
This is how the NuTree works to clean on a scale of say, a fish tank. The water contaminated from fish waste goes down to where the wetland microbes consume the contaminants and transform them into usable fertilizer. In our device, some of these microbes are isolated in fuel cells and also generate the electricity to power the system through a device called the microbial fuel cell. The water is then sucked up the trunk of the device before being run down through a series of pipes. Here the nutrient-rich water is used to help grow anything from flowers to fruits or vegetables. This consumes the remaining contaminants and we are left with clean fresh water to be fed back into our fish tank with no effort on our part and no energy consumed off the grid.
01:33
[Text]
"No fish required!
 The NuTree can be used to treat waste water at much larger scales.
 Once polluted water cycles through the NuTree, it can also be piped off for reuse."
01:41
Because the new tree is so adaptable we connect any number of units together to meet the individuals water needs. Whether you're living off-grid in a house using three to four hundred gallons a day or you're working in a brewery that uses over five thousand gallons a day, we can tailor the number of units specifically so that your water needs are met. This is very unique in the water industry because usually you pay hundreds of thousands of dollars, or millions even, for a certain amount of treatment capacity and once you reach that capacity you either need to shell out more money to upgrade your system or buy a whole bigger one altogether.
02:25
We hope you'll consider joining our campaign and taking steps, no matter how small, to make bio-inspired water solutions accessible for a healthier world. Thank you.

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